SPACEHAB, Inc.

12130 Highway 3, Bldg. 1

Webster, Texas 77598-1504
1.713.558.5000
fax: 1.713.558.5960
www.spacehab.com

February 7, 2008

Mr. Doug Jones

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

RE:	SPACEHAB, Incorporated
Form 10-K for the Year Ended June 30, 2007
Form 10-Q for the Period Ended September 30, 2007
File Number: 000-27206

Dear Mr. Jones:

We are in receipt of your comment letter dated January 15, 2008, which references your letter of November 14, 2007, regarding the above filings and, in response, submit the following information for your consideration.

Form 10-K for the Year Ended June 30, 2007

Consolidated Statements of Cash Flows, page 46

1.               We have concluded that the restricted cash should in fact be included in cash flows from operating activities.  We will reclassify our Consolidated Statement of Cash Flows for the year ended June 30, 2007 and will submit Form 10-K/A reflecting such reclassification.  We will also reclassify our Consolidated Statement of Cash Flows for the three months ended September 30, 2007 and will submit Form 10-Q/A reflecting such reclassification.

2.               In addition, we have concluded that restricted cash associated with a noncurrent asset should be classified as noncurrent.  Accordingly, we will reclassify our Consolidated Balance Sheets as of June 30, 2007 and September 30, 2007 and will include such reclassifications in Forms 10-K/A and 10-Q/A referenced above.

Form 10-Q For the Period Ended September 30, 2007

Item 2, Management’s Discussion and Analysis, page 14

3                  In October 2007, we completed a tender offer for the exchange of $46,083,000 principle amount of the $52,944,000 in principle amount of our “Senior” notes (those notes described as the 5.5% notes due October 2010), $7,439,000 principle amount of the $10,306,000 in principle amount of our “Junior” notes (the remaining 8% notes are due October 2007), and $11,892,000 of Series B convertible preferred stock for common stock and new Series C convertible preferred stock. On November 22, 2007, we converted the convertible preferred stock into common stock in accordance with its terms.  We did not provide the accounting treatment of the transaction in our Form 10-K for fiscal year 2007; however, we provided a pro-forma disclosure in our Form 10-Q for our first quarter of fiscal year 2008 ended September 30, 2007.

We have subsequently concluded that computation of the gain or loss on the contemplated transaction would differ from that suggested in the above referenced disclosure.  We will, therefore, refile the disclosure included in Form 10-Q for the period ended September 30, 2007 and will include such revised disclosure in Form 10-Q/A.

From a qualitative standpoint we note that this misclassification has no impact on our net income or earnings per share, does not alter or mask a trend in our cash flows, does not affect our compliance with loan covenants or other contractual requirements, does not impact management’s compensation, and does not conceal any unlawful transactions.

We trust that the above information and explanation is sufficient to respond to and answer the issues raised in your above referenced letter. If you require any additional explanation or supporting information, we, of course, will reply as fully and as expediently as possible.

We recognize that the company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission. We further recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any requests for further information or explanation to the undersigned.

Sincerely yours,

/s/ Brian K. Harrington

Brian K. Harrington
Chief Financial Officer
713-558-5126